UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

iPCS, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
44980Y305
(CUSIP Number)
Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Telephone: (913) 794-1496
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
WITH COPIES TO:
Michael J. Egan
Anne M. Cox
King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
(404) 572-4600
October 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	44980Y305	13D	Page	2	of	11	Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sprint Nextel Corporation 48-0457967

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Kansas

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,508,229

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

1,558,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,558,136

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 11 Pages

CUSIP No.	44980Y305	13D	Page	3	of	11	Pages
     Item 1. Security and Issuer.
     The class of equity security to which this Statement on Schedule 13D relates is the common stock, par value $.01 per share (the “Shares”), of iPCS, Inc., a Delaware corporation (the “Company”). The name and address of the principal executive offices of the Company are iPCS, Inc., 1901 North Roselle Road, Schaumburg, Illinois 60195.
     Item 2. Identity and Background.
     This Statement is filed by Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), with the U.S. Securities and Exchange Commission on October 28, 2009. Sprint Nextel is a global communications company offering a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of its targeted customer groups: individuals, small- to mid-sized businesses, large enterprises and government customers. Sprint Nextel has organized its operations to meet the needs of its targeted customer groups through focused communications solutions that incorporate the capabilities of its wireless and wireline services. Sprint Nextel is one of the three largest wireless companies in the United States based on the number of wireless subscribers. Sprint Nextel owns extensive wireless networks and a global long distance, Tier 1 Internet backbone. Sprint Nextel’s principal place of business and principal office is at 6200 Sprint Parkway, Overland Park, Kansas 66251.
     The name, citizenship, business address, principal occupation or employment and five-year employment history of each of the directors and executive officers of Sprint Nextel and certain other information are set forth in Schedule I hereto, which is incorporated herein by reference. Neither Sprint Nextel nor, to the best knowledge of Sprint Nextel, any of the persons listed on Schedule I during the last five years has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     Sprint Nextel estimates that the total amount of funds required to consummate the transactions described in this Statement and to pay related fees and expenses and other obligations will be approximately $442,157,224. Sprint Nextel plans to pay these obligations from available cash.
     Item 4. Purpose of the Transaction.
     Pursuant to an Agreement and Plan of Merger, dated as of October 18, 2009 (the “Merger Agreement”), by and among Sprint Nextel, Ireland Acquisition Corporation (“Offeror”), a Delaware corporation and a wholly owned subsidiary of Sprint Nextel, and the Company, Offeror commenced an offer on October 28, 2009 (the “Offer”) to purchase all of the issued and outstanding Shares of the Company for $24.00 per Share, net to the seller in cash, less any required withholding taxes and without interest (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”). The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Merger Agreement also provides that, following completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into the Company (the “Merger”). Each Share then outstanding will be converted into the right to receive the Offer Price. Following the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of Sprint Nextel, and the separate corporate existence of Offeror will cease.
     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the then outstanding Shares on a fully diluted basis (the “Minimum Condition”). The Offer is also subject to the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt of required approvals from the Federal Communications Commission (or, under certain circumstances, waiver of the requirement of such approvals) and other required regulatory approvals and the satisfaction or waiver of certain other terms and conditions.
     If pursuant to the Offer, Offeror acquires at least 90% of the Shares then outstanding, in accordance with the Merger Agreement and the DGCL, Offeror will be able to effect the Merger without a vote of the Company’s stockholders. In addition, if Offeror does not own at least 90% of the Shares after its acceptance of and deposit of payment for Shares pursuant to the Offer, its has the option (the “Top-Up Option”), subject to certain limitations, to

Page 3 of 11 Pages

CUSIP No.	44980Y305	13D	Page	4	of	11	Pages
purchase from the Company at the Offer Price an aggregate number of Shares equal to the lowest number of Shares sufficient to cause Offeror, together with Sprint Nextel and each of their respective affiliates, to own immediately after the time of exercise and issuance of the Shares one Share more than 90% of the total outstanding Shares on a fully diluted basis. If, however, the Minimum Condition is met but Sprint Nextel and Offeror do not acquire 90% of the Shares then outstanding as a result of the Offer (including the Top-Up Option) or otherwise, the vote of the Company’s stockholders will be required under the DGCL to effect the Merger.
     The Merger Agreement further provides that, if requested by Sprint Nextel or Offeror and if the Minimum Condition is satisfied, promptly following the purchase of such Shares by Offeror pursuant to the Offer, and from time to time thereafter, the Company will take all actions necessary, including increasing the size of the Board of Directors of the Company or causing the resignation of members who were directors prior to the commencement of the Offer, to cause such number of persons designated by Offeror to become directors of the Company so that the percentage representation of Offeror’s designees on the Board of Directors of the Company is equivalent to Offeror’s percentage ownership of Shares issued and outstanding, on a fully diluted basis, as of such time. In addition, Sprint Nextel, Offeror and the Company have agreed to use their respective reasonable best efforts to ensure that at least two of the members of the Board of Directors of the Company will be continuing directors or persons designated by the continuing directors.
     In connection with the Merger Agreement and for the purpose of facilitating the transactions contemplated thereby, Sprint Nextel entered into a Stockholders Agreement, dated as of October 18, 2009 (the “Stockholders Agreement”), with the following stockholders: Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Timothy M. Yager, Stebbins B. Chandor, Jr., Timothy G. Biltz and Mikal J. Thomsen (collectively, the “Tendering Stockholders”). Pursuant to the Stockholders Agreement, the Tendering Stockholders agreed to tender an aggregate of 1,508,229 Shares owned by the Tendering Stockholders (the “Committed Shares”) in the Offer and, if necessary, to vote the Committed Shares (except for those Shares tendered pursuant to the Offer or any subsequent offering period) in favor of the Merger. In addition, certain Tendering Stockholders holding an aggregate of 49,907 restricted Shares (the “Restricted Shares”) have agreed to tender the Restricted Shares, to the extent the restrictions lapse, in any subsequent offering period made available under the Offer. As of October 13, 2009, (i) the Committed Shares represented approximately 9.1% of the Shares issued and outstanding and approximately 8.2% of the Shares issued and outstanding on a fully diluted basis and (ii) the Committed Shares together with the Restricted Shares represented approximately 9.4% of the Shares issued and outstanding and approximately 8.5% of the Shares issued and outstanding on a fully diluted basis.
     Pursuant to the Stockholders Agreement, the Tendering Stockholders irrevocably appointed Sprint Nextel as their proxy to vote their Shares in connection with the transaction in the following manner: (i) for the approval of the Merger Agreement and the Merger and (ii) against any alternative Acquisition Proposal unless Sprint Nextel and such Tendering Stockholder determine to vote in favor of the Acquisition Proposal. If Sprint Nextel elects not to exercise its right to vote the securities pursuant to the irrevocable proxy, the Tendering Stockholders agree to vote the securities during the term of the Stockholders Agreement (i) to approve the Merger Agreement and the Merger or (ii) against any other acquisition proposal unless Sprint Nextel and such Tendering Stockholder determine to vote in favor of the Acquisition Proposal, in each case at any annual, special or other meeting or action of the stockholders of the Company in lieu of a meeting or otherwise. “Acquisition Proposal” means any proposal with respect to (i) a transaction pursuant to which any person (or group of persons) other than Sprint Nextel or its affiliates, directly or indirectly, acquires or would acquire more than 20% of the outstanding Shares or of the outstanding voting power of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise (other than the Offer), (ii) a merger, share exchange, consolidation, business combination, recapitalization or any other transaction involving the Company (other than the Merger) or any of its subsidiaries pursuant to which any person or group of persons (other than Sprint Nextel or its affiliates) party thereto, or its stockholders, owns or would own more than 20% of the outstanding Shares or the outstanding voting power of the Company or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof, or (iii) any transaction pursuant to which any person (or group of persons) other than Sprint Nextel or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of the Company’s subsidiaries and securities of the entity surviving any merger or business combination involving any of the Company’s subsidiaries) of the Company or any of its subsidiaries representing more than 20% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction.
     In addition, during the term of the Stockholders Agreement, the Tendering Stockholders may not sell, transfer, pledge, encumber, assign, distribute, hypothecate, tender or otherwise dispose of, including by way of merger, consolidation, share exchange or similar transaction, whether voluntarily or by operation of law (collectively, a “Transfer”), or enforce the provisions of any redemption, share purchase or sale, recapitalization or other agreement

Page 4 of 11 Pages

CUSIP No.	44980Y305	13D	Page	5	of	11	Pages
with the Company or any other person or enter into any contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Shares beneficially owned by such Stockholder, any Shares acquired by such Stockholder after the date of the Stockholders Agreement, any securities exercisable or exchangeable for or convertible into Shares, any other capital stock of the Company or any interest in any of the foregoing with any person. However, the Tendering Stockholders may Transfer any of their Shares to any person so long as the transferee agrees, in form and substance satisfactory to Sprint Nextel, to be bound by and subject to the terms and conditions of the Stockholders Agreement with respect to such Shares owned by such transferee. In addition, the restrictions described in the first sentence of this paragraph do not apply to the Restricted Shares.
     The Stockholders Agreement will terminate upon the earlier of the consummation of the Merger and the termination of the Merger Agreement in accordance with its terms. A Tendering Stockholder may decline to tender or withdraw its tender of Shares if (i) without the prior written consent of the Tendering Stockholder, Sprint Nextel or Offeror amends the Offer to reduce the price per Share to be paid to less than the Offer Price, subject to any required withholding taxes, reduces the number of Shares subject to the Offer, changes the form of consideration payable in the Offer or amends or modify any term or condition of the Offer in a manner adverse to the Tendering Stockholders or (ii) any governmental entity has issued a final, nonappealable order, decree or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the Tendering Stockholder from tendering its Shares.
     Sprint Nextel anticipates that, if the Merger is completed in accordance with the Merger Agreement, (i) the Company will become a wholly owned subsidiary of Sprint Nextel, (ii) Sprint Nextel will seek to cause the Shares to be removed from listing on the NASDAQ Global Select Market and (iii) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Sprint Nextel intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.
     The foregoing description of the transactions contemplated by the Merger Agreement, the Offer to Purchase and the Stockholders Agreement is qualified in its entirety by reference to the respective documents, copies of which are filed hereto as Exhibits 1, 2 and 3, respectively, each of which is incorporated herein by reference.
     Except as set forth in this Statement, the Stockholders Agreement or the Merger Agreement, neither Sprint Nextel nor, to the knowledge of Sprint Nextel, any person listed on Schedule I hereto, has any plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     Item 5. Interest in Securities of the Issuer.
     As of the date hereof, Sprint Nextel owns no Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, however, as a result of entering into the Stockholders Agreement, Sprint Nextel may be deemed to possess beneficial ownership of 1,558,136 Shares representing approximately 9.4% of the issued and outstanding Shares. The foregoing number excludes any Shares that may be acquired by Tendering Stockholders after the date of the Stockholders Agreement; as a result of the Stockholders Agreement, Sprint Nextel may be deemed to have shared voting power and dispositive power over any such Shares when acquired by such Tendering Stockholders. Sprint Nextel and the persons listed in Schedule I hereto, however, disclaim beneficial ownership of such securities, and this Statement shall not be construed as an admission that Sprint Nextel or any person listed on Schedule I hereto is the beneficial owner for any purpose of the securities covered by this Statement.
     Except as described herein, neither Sprint Nextel nor, to the knowledge of Sprint Nextel, any person listed on Schedule I hereto, has acquired or disposed of any Shares during the past 60 days. Parts (d) and (e) of Item 5 are not applicable.
     The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed hereto as Exhibit 3, which is incorporated herein by reference.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated herein by reference. Except as described in this Statement, there are no contracts, arrangements, understandings or relationship (legal or otherwise) between Sprint Nextel or, to the best of its knowledge, any of the persons named in Schedule I to this Statement or between Sprint Nextel and any other person or, to the best of its knowledge, any person named in

Page 5 of 11 Pages

CUSIP No.	44980Y305	13D	Page	6	of	11	Pages
Schedule I to this Statement and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
     Item 7. Material to be Filed as Exhibits.
1.	Agreement and Plan of Merger, dated as of October 18, 2009, by and among Sprint Nextel Corporation, Ireland Acquisition Corporation and iPCS, Inc. (filed as Exhibit 99.1 to Sprint Nextel Corporation’s Current Report on Form 8-K filed on October 19, 2009 and incorporated herein by reference).

2.	Offer to Purchase dated October 28, 2009 (filed as Exhibit (a)(1)(A) to Sprint Nextel Corporation’s Schedule TO filed on October 28, 2009 and incorporated herein by reference).

3.	Stockholders Agreement, dated as of October 18, 2009, by and among Sprint Nextel Corporation, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Timothy M. Yager, Stebbins B. Chandor, Jr., Timothy G. Biltz and Mikal J. Thomsen (filed as Exhibit 99.3 to Sprint Nextel Corporation’s Current Report on Form 8-K filed October 19, 2009 and incorporated herein by reference).

Page 6 of 11 Pages

CUSIP No.	44980Y305	13D	Page	7	of	11	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: October 28, 2009

SPRINT NEXTEL CORPORATION
By	/s/ Charles R. Wunsch
Charles R. Wunsch
General Counsel and Corporate Secretary

Page 7 of 11 Pages

Schedule I
CERTAIN INFORMATION CONCERNING THE
DIRECTORS AND EXECUTIVE OFFICERS OF SPRINT NEXTEL
Directors and Executive Officers of Sprint Nextel. Set forth below are the name, current business address, citizenship, present principal occupation or employment history (covering a period of not less than five years) of each executive officer and director of Sprint Nextel. The business address of each such director and executive officer is: c/o Sprint Nextel Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251. All directors and executive officers listed below are citizens of the United States.

Directors of Sprint	Present Principal Occupation or Employment; Material
Nextel	Positions Held During the Past Five Years
Robert R. Bennett	Robert R. Bennett is principal of Hilltop Investments, a private investment company. Mr. Bennett served as President of Discovery Holding Company from March 2005 until September 2008, when Discovery Communications, Inc. became a public company. Mr. Bennett also served as President and CEO of Liberty Media Corporation from April 1997 until August 2005 and continued as President until March 2006. He was with Liberty Media from its inception, serving as its principal financial officer and in various other capacities. Prior to his tenure at Liberty Media, Mr. Bennett worked with Tele-Communications, Inc. (TCI) and the Bank of New York. Mr. Bennett serves as a director of Discovery Communications, Inc. and Liberty Media Corporation. Mr. Bennett has served as one of Sprint Nextel’s directors since October 2006.

Gordon M. Bethune	Gordon M. Bethune is the retired Chairman and Chief Executive Officer of Continental Airlines, Inc., an international commercial airline company. He served as Chief Executive Officer of Continental Airlines from 1994 and as Chairman and Chief Executive Officer from 1996 until December 31, 2004. He is a director of Honeywell International Inc. and Prudential Financial, Inc. Mr. Bethune has served as one of Sprint Nextel’s directors since March 2004.

Larry C. Glasscock	Larry C. Glasscock is Chairman of the Board of WellPoint, Inc., a health benefits company. Mr. Glasscock served as President and Chief Executive Officer of WellPoint, Inc. from November 2004 (following the merger between Anthem, Inc. and WellPoint Health Networks Inc.) until June 2007 and as Chairman of WellPoint, Inc. since November 2005. Prior to Anthem’s merger with WellPoint Health Networks in November 2004, Mr. Glasscock had served as Anthem’s President and Chief Executive Officer since 2001 and also as Anthem’s Chairman since 2003. He is a director of Zimmer Holdings, Inc. Mr. Glasscock has served as one of Sprint Nextel’s directors since August 2007.

James H. Hance, Jr.	James H. Hance, Jr. is the Senior Advisor of the Carlyle Group and the Chairman of the Board of Sprint Nextel. He is the retired Vice Chairman of Bank of America Corporation, a financial services holding company. He served as the Vice Chairman of Bank of America Corporation from 1993 until January 31, 2005 and as the Chief Financial Officer of Bank of America Corporation from 1988 until April 2004. He is a director of Cousins Properties Incorporated, Duke Energy Corporation, and Rayonier Corporation. Mr. Hance also serves as a Senior Advisor to The Carlyle Group. Mr. Hance has served as one of Sprint Nextel’s directors since February 2005.

Daniel R. Hesse	Daniel R. Hesse is President and Chief Executive Officer of Sprint Nextel. Before becoming the President and Chief Executive Officer of Sprint Nextel on December 17, 2007, Mr. Hesse was Chairman, President, and Chief Executive Officer of Embarq Corporation from May 2006 to December 2007. He served as President of Sprint Nextel’s local telecommunications business from June 2005 until the Embarq spin-off in May 2006. Before that, Mr. Hesse served as Chairman, President and Chief Executive Officer of Terabeam Corporation, a wireless

Page 8 of 11 Pages

Directors of Sprint	Present Principal Occupation or Employment; Material
Nextel	Positions Held During the Past Five Years
telecommunications service provider and technology company, from March 2000 to June 2004. Prior to serving at Terabeam Corporation, Mr. Hesse spent 23 years at AT&T during which he held various senior management positions, including President and Chief Executive Officer of AT&T Wireless Services. Mr. Hesse has served as one of Sprint Nextel’s directors since December 2007.

V. Janet Hill	V. Janet Hill has been Vice President of Alexander & Associates, Inc., a corporate consulting firm, since 1981. Mrs. Hill also serves as a director of Wendy’s/Arby’s Group, Inc. and Dean Foods, Inc. Mrs. Hill served as a director of Nextel Communications, Inc. from November 1999 until its merger with Sprint Corporation in August 2005, and she has served as one of Sprint Nextel’s directors since 2005.

Frank Ianna	Frank Ianna is Chief Executive Officer and Director, Attila Technologies LLC, a wireless communications company. Mr. Ianna retired from AT&T in 2003 after a 31-year career serving in various executive positions, most recently as President of Network Services. Following his retirement, Mr. Ianna served as a business consultant, executive and board member for several private and nonprofit enterprises. Mr. Ianna is a director of Tellabs, Inc. and Clearwire Corporation. Mr. Ianna has served as one of Sprint Nextel’s directors since March 2009.

Sven-Christer Nilsson	Sven-Christer Nilsson is the owner and founder of Ripasso AB, Ängelholm, Sweden, a private business advisory company. Mr. Nilsson serves as an advisor and board member for companies throughout the world. He previously served in various executive positions for The Ericsson Group from 1982 through 1999, including as its President and Chief Executive Officer from 1998 through 1999. Mr. Nilsson is a director of Ceva, Inc., Tilgin AB, and Assa Abloy AB. He serves as the Chairman of Swedish ICT Research AB, an industrial research institute in the information technology and communications field, and as the Chairman of the Swedish Public Service Broadcasting Foundation. Mr. Nilsson has served as one of Sprint Nextel’s directors since November 2008. Mr. Nilsson is a citizen of Sweden.

William R. Nuti	William R. Nuti is the Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company. Mr. Nuti has served as Chief Executive Officer and President of NCR since August 2005, and as Chairman of NCR since October 2007. Before joining NCR, Mr. Nuti had served as President and Chief Executive Officer of Symbol Technologies, Inc. from 2003 to 2005, and as President and Chief Operating Officer of Symbol Technologies from 2002 to 2003. Mr. Nuti joined Symbol Technologies in 2002 following more than 10 years at Cisco Systems, where he advanced to the dual role of senior vice president of the company’s Worldwide Service Provider Operations and senior vice president of U.S. Theater Operations. Mr. Nuti has served as one of Sprint Nextel’s directors since June 2008.

Rodney O’Neal	Rodney O’Neal is Chief Executive Officer and President of Delphi Corporation, a global supplier of mobile electronics and transportation systems. Mr. O’Neal has served as Chief Executive Officer and President of Delphi since January 2007. He previously served as President and Chief Operating Officer of Delphi from January 2005 until January 2007. In 2000, Mr. O’Neal was named Executive Vice President of the former Safety, Thermal & Electrical Architecture Sector at Delphi. In 2003, he was named president of the Dynamics, Propulsion, and Thermal Sector. Previously, he served in a variety of domestic and international operating assignments for both Delphi and its former parent company, General Motors. He is a director of The Goodyear Tire & Rubber Company. Mr. O’Neal has served as one of Sprint Nextel’s directors since August 2007.

Page 9 of 11 Pages

Executive
Officers of	Present Principal Occupation or Employment; Material
Sprint Nextel	Positions Held During the Past Five Years
Daniel R. Hesse President and Chief Executive Officer	Daniel R. Hesse is President and Chief Executive Officer of Sprint Nextel. Before becoming the President and Chief Executive Officer of Sprint Nextel on December 17, 2007, Mr. Hesse was Chairman, President, and Chief Executive Officer of Embarq Corporation from May 2006 to December 2007. He served as President of Sprint Nextel’s local telecommunications business from June 2005 until the Embarq spin-off in May 2006. Before that, Mr. Hesse served as Chairman, President and Chief Executive Officer of Terabeam Corporation, a wireless telecommunications service provider and technology company, from March 2000 to June 2004. Prior to serving at Terabeam Corporation, Mr. Hesse spent 23 years at AT&T during which he held various senior management positions, including President and Chief Executive Officer of AT&T Wireless Services. Mr. Hesse has served as one of Sprint Nextel’s directors since December 2007.

Robert H. Brust Chief Financial Officer	Robert H. Brust is the Chief Financial Officer of Sprint Nextel. He was appointed Chief Financial Officer in May 2008. He served as Executive Vice President and Chief Financial Officer of Eastman Kodak Company from 2000 to 2007. He also served two years as Senior Vice President and Chief Financial Officer of Unisys Corporation. Earlier in his career, he held a series of operations and finance leadership positions at General Electric, concluding his service there as Vice President, Finance for G.E. Plastics.

Keith O. Cowan President—Strategic Planning and Corporate Initiatives	Keith O. Cowan is the President, Strategic Planning and Corporate Initiatives of Sprint Nextel. He was appointed President, Strategic Planning and Corporate Initiatives of Sprint Nextel in July 2007. He served as Executive Vice President of Genuine Parts Company from January 2007 to July 2007. He held several key positions with BellSouth Corporation from 1996 to January 2007, including Chief Planning and Development Officer, Chief Field Operations Officer, President—Marketing and Product Management and President—Interconnection Services. He was previously an associate and partner at the law firm of Alston & Bird LLP.

Robert L. Johnson Chief Service Officer	Robert L. Johnson is the Chief Service Officer of Sprint Nextel. He was appointed Chief Service Officer in October 2007. He served as President—Northeast Region from September 2006 to October 2007. He served as Senior Vice President—Consumer Sales, Service and Repair from August 2005 to August 2006. He served as Senior Vice President—National Field Operations of Nextel from February 2002 to July 2005.

Charles R. Wunsch General Counsel and Corporate Secretary	Charles R. Wunsch is the General Counsel and Corporate Secretary of Sprint Nextel. He was appointed General Counsel and Corporate Secretary in October 2008. He served as Sprint Nextel’s Vice President for corporate transactions and business law and has served in various legal positions at the company since 1990. He was previously an associate and partner at the law firm Watson, Ess, Marshall, and Enggas.

Paget A. Alves President, Business Markets	Paget A. Alves is the President, Business Markets of Sprint Nextel. He was appointed President, Business Markets in May 2009. He served as President, Sales and Distribution from March 2008 through May 2009 and as Regional President from September 2006 through March 2008. He served as Senior Vice President, Enterprise Markets from January 2006 through September 2006. He served as Sprint Nextel’s President, Strategic Segment from November 2003 through January 2006.

Steven L. Elfman President, Network	Steven L. Elfman is the President, Network Operations and Wholesale of Sprint Nextel. He was appointed President, Network Operations and Wholesale in May

Page 10 of 11 Pages

Executive
Officers of	Present Principal Occupation or Employment; Material
Sprint Nextel	Positions Held During the Past Five Years
Operations and Wholesale	2008. He served as President and Chief Operating Officer of Motricity, a mobile data technology company, from January 2008 to May 2008 and as Executive Vice President of Infospace Mobile (currently Motricity) from July 2003 to December 2007. He was an independent consultant working with Accenture Ltd., a consulting company, from May 2003 to July 2003. He served as Executive Vice President of Operations of Terabeam Corporation, a Seattle-based communications company, from May 2000 to May 2003, and he served as Chief Information Officer of AT&T Wireless from June 1997 to May 2000.

Charles L. Hall Senior Vice President, Controller and Principal Accounting Officer	Charles L. Hall is the Senior Vice President, Controller and Principal Accounting Officer of Sprint Nextel. He was appointed Senior Vice President, Controller and Principal Accounting Officer in March 2009. He served as Senior Vice President — Finance of Sprint Nextel from November 2008 through March 2009. Prior to joining Sprint Nextel, he served as Vice President and Controller of Lyondell Chemical Company, a manufacturer of chemicals and plastics, from September 2001 through January 2009. On October 13, 2009, Mr. Hall tendered his resignation to Sprint Nextel from his position as Senior Vice President, Controller and Principal Accounting Officer effective November 4, 2009.

Robert H. Johnson, Jr. President, CDMA Business Unit	Robert H. Johnson, Jr. is the President of the CDMA Business Unit of Sprint Nextel, a position he has held since May 2009. Prior to coming to Sprint Nextel, Mr. Johnson co-founded and served as chief operating officer of Sotto Wireless, a wireless service provider based in Seattle, Washington from February 2006 to January 2009. Previously, Mr. Johnson served 16 years as a key executive at AT&T Wireless including serving as executive vice president of the company’s marketing, sales and customer service functions.

Danny L. Bowman President, iDEN Business Unit	Danny L. Bowman is the President of the iDEN Business Unit of Sprint Nextel, a position he has held since June 2008. Mr. Bowman previously served as Vice President of Wireline and Wireless Data Product Management from August 2005 to September 2006 and Vice President of Product Marketing from October 2006 to April 2008. Prior to the merger between Sprint Corporation and Nextel Communications, Inc., Mr. Bowman served as Vice President of Wireless Data Services and various other executive functions in Sales and Marketing for Nextel Communications, Inc. from 1995 to July 2005.

Page 11 of 11 Pages